

Mail Stop 4720

August 24, 2015

Via E-mail
James Cassidy, Esq.
President
Riding Ridge Acquisition Corporation, et al.
215 Apolena Avenue
Newport Beach, CA 92662

> **Re:** **Riding Ridge Acquisition Corporation**
> **Registration Statement on Form 10-12(g)**
> **Filed July 28, 2015**
> **File No. 000-55486**
>
> **Kayak Ridge Acquisition Corporation**
> **File No. 000-55487**
>
> **Hunting Ridge Acquisition Corporation**
> **File No. 000-55485**
>
> **Hiking Ridge Acquisition Corporation**
> **File No. 000-55484**
>
> **Fishing Ridge Acquisition Corporation**
> **File No. 000-55483**
>
> **Eastern Ridge Acquisition Corporation**
> **File No. 000-55481**
>
> **Camping Ridge Acquisition Corporation**
> **File No. 000-55482**
>
> **Western Ridge Acquisition Corporation**
> **File No. 000-55478**
>
> **Southern Ridge Acquisition Corporation**
> **File No. 000-55480**
>
> **Northern Ridge Acquisition Corporation**
> **File No. 000-55479**

Dear Mr. Cassidy:

We have reviewed your filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statements and providing the requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Recent Blank Check Companies, page 15

1. We note your disclosure on page 29 that both Winter Valley Acquisition Corporation and Coyote Valley Acquisition Corporation have changed their names to SkyWolf Wind Turbine Corporation. Please revise this disclosure for accuracy.

General

2. Please ensure that your Form 10 for Camping Ridge Acquisition Corporation is properly filed on EDGAR. As filed, the information under the heading "Form 10-12G" appears to reflect only the company's certificate of incorporation while the required Form 10 information appears under the cover letter attached to the Form 10 filing.

3. As you have noted on page 34, your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments. In the event it appears that you will not be able to respond by the 60th day, you may wish to consider withdrawing your registration statement and refiling when all of our comments are cleared.

4. Please be advised that each of the above comments included in this letter is applicable to all ten (10) registration statements referenced above, unless the comment indicates otherwise, and that each should be amended in accordance with the relevant comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Christina De Rosa at (202) 551-3577, Bryan Pitko at (202) 551-3203, or me at (202) 551-3715 with any questions.

Sincerely,

/s/ *Bryan J. Pitko* <u>for</u>

Jeffrey P. Riedler
Assistant Director
Office of Healthcare and Insurance